SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: October 23, 2003

List of materials

Documents attached hereto:

i)	A press release regarding Sony Corporation’s consolidated financial results for the second quarter ended September 30, 2003

ii)	A press release regarding Sony Communication Network Corporation’s consolidated financial results for the second quarter ended September 30, 2003

iii)	A press release regarding Sony Corporation’s issuance of stock acquisition rights for the purpose of granting stock options

SONY

News & Information	6-7-35 Kitashinagawa Shinagawa-ku Tokyo 141-0001 Japan

No: 03-044E

3:00 P.M. JST, October 23, 2003

Consolidated Financial Results for the Second Quarter

Although Sales and Profit in the Game Segment Declined, Electronics Began to Recover

Tokyo, October 23, 2003—Sony Corporation announced today its consolidated results for the second quarter ended September 30, 2003 (July 1, 2003 to September 30, 2003).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Second quarter ended September 30
	2002	2003	Change	2003*
Sales and operating revenue	¥1,789.7	¥1,797.0	+0.4%	$16,189
Operating income	50.5	33.2	-34.3	299
Income before income taxes	48.8	44.1	-9.8	397
Net income	44.1	32.9	-25.3	297
Net income per share of common stock
—Basic	¥47.89	¥35.69	-25.5%	$0.32
—Diluted	44.70	33.48	-25.1	0.30

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥111=U.S.$1, the approximate Tokyo foreign exchange market rate as of September 30, 2003.

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Consolidated Results for the Second Quarter ended September 30, 2003

Sales increased slightly year on year for the first time in three quarters. Sales were almost flat on a local currency basis. (For all references herein to results on a local currency basis, see Note I on page 7.) Although sales in the Game segment decreased significantly due to decreased sales of hardware and software, revenues in the Financial Services segment increased due to an improvement in valuation gains and losses from investments and an increase in insurance revenue. In the Electronics segment, sales to outside customers (excludes sales between consolidated subsidiaries) increased, led by increases in the sales of cellular phones (sold mainly to Sony Ericsson Mobile Communications (“SEMC”)), digital still cameras, VAIO PCs, DVD drives and flat panel televisions, while sales of other products such as CRT televisions and portable audio products decreased.

Operating income decreased 34.3% compared with the same quarter of the previous year (a 71% decrease on a local currency basis). Operating income decreased significantly in the Game segment due to an increase in research and development expenses, primarily for semiconductors designed for use in future businesses, and due to a decrease in sales. In the Pictures segment, an operating loss was recorded due to the disappointing performance of certain theatrical releases. However, operating income increased in the Electronics and Financial Services segments due to the higher revenues noted above, and the Music segment recorded operating income compared to an operating loss in the same quarter of the previous year due to the benefits of restructuring.

The cost of sales ratio deteriorated slightly. The ratio of selling, general and administrative expenses to sales was flat year on year because, although severance-related expenses increased, certain patent related reserves previously provided were reversed as a consequence of the completion of patent agreement negotiations, and after-sales service expenses decreased.

1

Restructuring charges for the current quarter amounted to ¥9.7 billion ($87 million) compared to ¥27.0 billion in the same quarter of the previous year. On a business segment basis, the most significant charges were recorded in the Electronics segment, ¥5.4 billion ($49 million) compared to ¥19.2 billion in the same quarter of the previous year, and in the Music segment, ¥4.1 billion ($37 million) compared to ¥4.1 billion in the same quarter of the previous year.

Income before income taxes decreased 9.8% compared with the same quarter of the previous year, despite the greater decrease in operating income. This was due to a year on year improvement in the net effect of other income and other expenses resulting from a net foreign exchange gain, compared to a net foreign exchange loss in the same quarter of the previous year, and a decrease in loss on devaluation of securities investments.

A ¥5.6 billion ($50 million) loss was recorded on leases of certain fixed assets and outstanding loans to Crosswave Communications Inc. (“CWC”), which commenced reorganization proceedings under the Corporate Reorganization Law of Japan during the quarter. Of this loss ¥4.9 billion was recorded in operating income while ¥0.7 billion was recorded in other income and expenses.

Net income decreased 25.3% compared with the same quarter of the previous year. Income tax increased compared with the same quarter of the previous year in which valuation allowances recorded on deferred tax assets were reversed due to the decision to merge with Aiwa Co., Ltd. Equity in net income of affiliated companies improved primarily due to the recording of profit at SEMC (the profit Sony recorded from its equity holding was ¥4.0 billion ($36 million)) as compared with equity losses recorded in the same quarter of the previous year.

Regarding the forecast for the fiscal year, operating income and income before income taxes were revised downward (see page 8).

Remarks by Nobuyuki Idei, Chairman and Group CEO of Sony Corporation

During the second quarter ended September 30, 2003, sales and operating income in the Game segment decreased, but we saw the beginnings of a recovery in the Electronics segment, where we are improving the competitiveness of our products. Looking forward to the second half of the fiscal year, we will increase our range of product offerings in advance of the year-end holiday selling season, and we will continue to aggressively expand our business. We will also begin to implement, in earnest, fixed cost reductions (including headcount reductions) and will work to achieve further growth through a renewed concentration of management resources on important areas of our business and an improvement in the competitiveness of our products.

Operating Performance Highlights by Business Segment

Electronics

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2002S	2003	Change	2003
Sales and operating revenue	¥1,228.0	¥1,210.6	-1.4%	$10,907
Operating income	26.3	35.8	+36.2	322

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

2

Sales decreased 1.4% (3% decrease on a local currency basis) mainly due to a sharp decline in intersegment sales to the Game segment owing to outsourcing of PlayStation 2 (“PS 2”) game console production to third parties in China. On the other hand, sales to outside customers increased 7.2% compared with the same quarter of the previous year. Although market conditions had a negative effect on CRT television and portable audio product sales, this was more than offset by an increase in sales of cellular phones (sold mainly to SEMC), which benefited from strong demand for camera-equipped cellular phones in Japan; digital still cameras, which saw continued market growth; VAIO PCs, where sales of newly introduced high value-added models were robust; and both DVD recordable drives and flat panel televisions, as rapidly growing demand contributed to growth in sales volume.

Operating income increased 36.2% compared to the same quarter of the previous year (9% decrease on a local currency basis). Although the cost of sales ratio worsened primarily due to price declines, factors contributing to the increase in operating income included growth in sales to outside customers resulting in increased gross profit, the positive impact of the depreciation of the yen against the euro and a decrease in selling, general and administrative expenses. Selling, general and administrative expenses decreased because, although severance-related expenses increased, certain patent related reserves previously provided were reversed as a consequence of the completion of patent agreement negotiations, and after-sales service expenses decreased.

Products that contributed to the increase in operating income included semiconductors, where sales of CCDs, intended mainly for digital still cameras, increased; VAIO PCs, where sales of high value-added models contributed to improved operating performance; DVD recordable drives, which increased sales significantly; and batteries, in which the performance of lithium-ion batteries were strong. Products which experienced decreases in operating income included CRT televisions, which were adversely affected by shifts in demand to flat panel televisions, and CLIE personal digital assistants, which suffered from market contraction in the U.S. and strong competition.

Inventory on September 30, 2003 was ¥556.3 billion ($5,012 million), a ¥39.3 billion, or 6.6%, decrease compared with the level on September 30, 2002 and a ¥30.2 billion, or 5.7%, increase compared with the level on June 30, 2003.

Game

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2002	2003	Change	2003
Sales and operating revenue	¥250.4	¥161.3	-35.6%	$1,453
Operating income	24.8	2.2	-91.2	20

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 35.6% compared with the same quarter of the previous year (38% decrease on a local currency basis) as sales of both hardware and software declined.

Hardware: Sales revenue in the U.S. declined because PS 2 unit sales decreased compared with the same quarter of the previous year. The decrease was due to strong sales in the same quarter of the previous year brought about by a reduction in the price of PS 2 in May 2002 and early buying-in by retailers ahead of the 2002 dock workers strike on the west coast of the U.S. Sales revenue in Japan also decreased because PS 2 unit sales decreased compared with the same quarter of the previous year. In Europe, sales revenue decreased, although PS 2 unit sales increased, due, in part, to a strategic price reduction.

Software: Although unit sales of PS 2 software increased, unit sales of PlayStation software decreased, causing an overall decline in unit sales. Sales revenue decreased in Japan, the U.S., and Europe due primarily to a decline in unit sales of software published by Sony Computer Entertainment (“SCE”).

3

Operating income decreased 91.2% because research and development expenses, primarily for semiconductors designed for use in future businesses, increased compared with the same quarter of the previous year, and because sales of software, primarily software published by SCE, decreased, although hardware manufacturing costs continued to decline and the appreciation of the euro had a positive effect.

Worldwide hardware production shipments*:

→ PS 2: 8.78 million units (an increase of 0.49 million units)

→ PS one: 0.96 million units (a decrease of 0.94 million units)

Worldwide software production shipments*:

→ PS 2: 44 million units (an increase of 2 million units)

→ PlayStation: 10 million units (a decrease of 6 million units)

*Production shipment units of hardware and software are counted upon shipment of the products from manufacturing bases. Sales of such products are recognized when the products are delivered to customers.

Inventory on September 30, 2003 was ¥193.6 billion ($1,744 million), a ¥26.4 billion, or 15.8%, increase compared with the level on September 30, 2002 and a ¥48.7 billion, or 33.6%, increase compared with the level on June 30, 2003.

Music

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2002	2003	Change	2003
Sales and operating revenue	¥139.1	¥126.7	-8.9%	$1,141
Operating income (loss)	(5.6)	0.3	—	2

The amounts presented above are the sum of the yen-translated results of Sony Music Entertainment Inc. (“SMEI”), a U.S.- based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, and the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan-based operation which aggregates results in yen. Management analyzes the results of SMEI in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales decreased 8.9% compared with the same quarter of the previous year (8% decrease on a local currency basis) as sales of both SMEI and SMEJ decreased. Of the Music segment’s sales, 74% were generated by SMEI and 26% were generated by SMEJ.

SMEI: Sales decreased 9% on a U.S. dollar basis. Album sales decreased primarily due to the continued contraction of the global music industry brought on by increased piracy (i.e., unauthorized file sharing and CD burning) and the lack of hit releases. Albums that contributed to sales during the quarter were Beyonce’s Dangerously in Love, Evanescence’s Fallen, and John Mayer’s Heavier Things.

SMEJ: Sales decreased 5% due to a decrease in albums sales resulting from a lack of million seller releases as was the case in the same quarter of the previous year. Albums which contributed to sales during the quarter were SOUL’d OUT’s SOUL’d OUT and Hajime Chitose’s Nomad Soul.

Operating income was recorded, an improvement of ¥5.9 billion compared with the operating loss recorded in the same quarter of the prior year, as operating performance at both SMEI and SMEJ improved.

SMEI: Operating loss, on a U.S. dollar basis, decreased significantly from the operating loss recorded in the same quarter of the prior year due to the benefits realized from previously implemented restructuring activities. These activities included the rationalization of manufacturing, distribution, and support functions. Also contributing to the decrease in the amount of loss were reductions in advertising, promotion and overhead expenses during the quarter.

SMEJ: Operating income increased compared with the same quarter of the prior year due to an improvement in the cost of sales ratio.

4

Pictures

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2002	2003	Change	2003
Sales and operating revenue	¥185.6	¥187.4	+1.0%	$1,688
Operating income (loss)	9.9	(4.6)	—	(41)

The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on “a U.S. dollar basis.”

Sales increased 1.0% compared with the same quarter of the prior year (3% increase on a U.S. dollar basis) due to increased home entertainment revenues attributable, in part, to the DVD and VHS releases of Anger Management and Daddy Day Care. Also contributing to the sales increase was the initial television syndication sale of The King of Queens. In contrast, theatrical revenues decreased compared with the same quarter of the previous year in which films such as Men in Black II and Spider-Man performed well. Notable theatrical releases during the quarter included Bad Boys 2 and S.W.A.T., each of which exceeded $100 million in U.S. box office receipts.

Operating loss was recorded, a deterioration of ¥14.5 billion year on year. This deterioration was attributable to lower theatrical revenue from films released during the quarter, including the disappointing performance of Gigli, compared to the same quarter of the previous year which included the impact of the titles mentioned above, coupled with a lower profit margin on the sale of The King of Queens compared with the cable television sale of Seinfeld in the prior year’s second quarter.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2002	2003	Change	2003
Financial Services revenue	¥128.0	¥154.4	+20.6%	$1,391
Operating income	5.7	11.3	+97.2	101

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Financial Services revenue increased 20.6% compared with the same quarter of the previous year due to improvements in valuation gains and losses from investments and an increase in insurance revenue at Sony Life Insurance Co., Ltd. (“Sony Life”). Revenue at Sony Life increased ¥23.4 billion, or 21.2%, to ¥133.8 billion ($1,206 million)*.

Operating income increased 97.2% compared with the same quarter of the previous year due to an improvement in valuation gains and losses from investments in the general account and the increase in insurance revenue at Sony Life, despite Sony Finance International Inc.’s recording of a ¥4.9 billion loss from the lease of certain fixed assets to CWC, which commenced reorganization proceedings under the Corporate Reorganization Law of Japan. Operating income at Sony Life increased ¥8.4 billion, or 110.6%, to ¥15.9 billion ($144 million)*.

*The Financial Services revenue and operating income at Sony Life are calculated on a U.S. GAAP basis. Therefore, they differ from the results that Sony Life discloses on a Japanese statutory basis.

5

Other

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2002	2003	Change	2003
Sales and operating revenue	¥75.1	¥80.9	+7.6%	729
Operating loss	(5.8)	(5.1)	—	(46)

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 7.6% compared with the same quarter of the previous year due to an increase in sales of a business which provides information system services to other businesses within Sony Group. Of the sales in the Other segment, 52% were sales to outside customers.

Operating loss decreased because, although Sony Communication Network Corporation recorded an operating loss compared to the operating income recorded in the same quarter of the previous year, impairments on professional-use video software were recorded in the same quarter of the previous year.

Cash Flow

The following charts show Sony’s unaudited condensed statements of cash flow on a consolidated basis for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements.

Cash Flow—Consolidated (excluding Financial Services segment)

	(Billions of yen, millions of U.S. dollars)
	Six months ended September 30
Cash flow	2002	2003	Change	2003
—From operating activities	¥99.5	¥0.3	¥-99.2	$3
—From investing activities	(4.7)	(162.7)	-157.9	(1,466)
—From financing activities	(72.2)	94.2	+166.4	849
Cash and cash equivalents as of September 30	359.2	352.0	-7.2	3,171

Operating Activities: Operating activities generated slightly more cash than they used in the first six months of the fiscal year primarily due to an increase in notes and accounts payable, trade, although, partially due to seasonal factors, cash decreased because of an increase in inventory in the Electronics and Game segments. Compared with the same period of the previous year, the net cash position deteriorated primarily because, although the increase in notes and accounts payable, trade was greater than in the same period of the previous fiscal year, the increase in notes and accounts receivable, trade was greater than in the same period of the previous fiscal year, due to the increased sales to outside customers in the Electronics segment, and the increase in inventory was greater than in the same period of the previous fiscal year in the Game segment.

Investing Activities: Cash used exceeded cash generated during the first six months of the fiscal year primarily due to the purchase of fixed assets, primarily in the Electronics segment, for semiconductor equipment and other items. Compared with the same period of the previous year, the net cash position deteriorated because proceeds from the sales of securities investments, maturities of marketable securities and collections of advances, which included ¥88.4 billion from the sale of Sony’s equity in Telemundo, were realized in the same period of the previous year, and because the aforementioned purchases of fixed assets increased during the first six months of the current fiscal year.

6

Financing Activities: Net cash was generated due to the issuance of commercial paper, primarily for the purpose of raising working capital.

Cash Flow—Financial Services segment

	(Billions of yen, millions of U.S. dollars)
	Six months ended September 30
Cash flow	2002	2003	Change	2003
—From operating activities	¥157.7	¥150.0	¥-7.8	$1,351
—From investing activities	(229.5)	(213.1)	+16.4	(1,920)
—From financing activities	28.4	74.7	+46.3	673
Cash and cash equivalents as of September 30	283.8	286.1	+2.2	2,577

Operating Activities: Future insurance policy benefits and other increased in the first six months of the year due to an increase in insurance-in-force.

Investing Activities: During the six months, payments for investments and advances exceeded proceeds from sales of securities investments, maturities of marketable securities and collections of advances, reflecting the expansion of the financial services businesses.

Financing Activities: Deposits from customers in the banking business increased in the first six months of the fiscal year.

Notes

Note I: During the second quarter ended September 30, 2003, the average value of the yen was ¥116.6 against the U.S. dollar and ¥130.8 against the euro, which was 1.4% higher against the U.S. dollar and 11.4% lower against the euro, compared with the average rate for the same quarter of the previous fiscal year. Operating results on a local currency basis described herein reflect sales and operating revenue (“sales”) and operating income obtained by applying the yen’s average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales, cost of sales, and selling, general and administrative expenses in the current quarter. Local currency basis results are not reflected in Sony’s financial statements and are not measures conforming with Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”). In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that local currency basis results provide additional useful analytical information to investors regarding operating performance.

Note II: “Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income” in each business segment represents operating income recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Note III: Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. Also, in NACS, expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with this realignment, results for the second quarter of the previous fiscal year have been reclassified to conform to the presentation of the second quarter of the current fiscal year.

7

Outlook for the Fiscal Year ending March 31, 2004

We have revised downward our operating income and income before income taxes forecast for the fiscal year ending March 31, 2004 from the figures announced on July 24, 2003. There is no change in our forecast for sales and net income, or for capital expenditures and depreciation and amortization.

	Current Forecast	Change from previous year	July Forecast
Sales and operating revenue	¥7,400 billion	-1%	¥7,400 billion
Operating income	100 billion	- 46	130 billion
Income before income taxes	120 billion	- 52	130 billion
Net income	50 billion	- 57	50 billion

Assumed exchange rates for the second half of the fiscal year: approximately ¥110 to the U.S. dollar (July forecast was approximately ¥115 to the U.S. dollar) and approximately ¥125 to the euro (no change).

In the Electronics segment, sales and operating income in the second quarter exceeded our July expectations. Although this caused us to revise upward our sales forecast for the year, we made no change to our forecast for operating income because the gains from increased sales have been offset by a change in our exchange rate assumptions for the second half of the fiscal year.

Sales and operating income were revised downward in the Game segment primarily because of a lower than expected reduction in the manufacturing cost of PS 2, an increase in research and development expenses, primarily for semiconductors designed for use in future businesses, and a 10 million unit downward revision in our production shipment forecast for software to 240 million units. Most of the shortfall in software is expected to come from software published by SCE.

Sales in the Music and Pictures segments were revised downward slightly primarily due to the appreciation of the yen.

Operating income in the Financial Services segment is expected to improve due to an improvement in operating performance as a result of a favorable change in the asset management environment.

Equity in net income of affiliated companies has been revised upward due to the improvement in results of SEMC and other companies.

Restructuring expenses of ¥140 billion are included in the above forecast (no change from the previous forecast).

Capital expenditures (additions to fixed assets)	¥350 billion		+34% (year on year)
Depreciation and amortization*	390 billion		+11
(Depreciation expenses for tangible assets)	(280 billion	)	(Flat)

*Including amortization of intangible assets and amortization of deferred insurance acquisition costs.

8

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of its products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology, and subjective and changing consumer preferences (particularly in the Electronics, Game, Music and Pictures segments); (iv) Sony’s ability to implement successfully personnel reduction and other business reorganization activities in its Electronics and Music segments; (v) Sony’s ability to implement successfully its network strategy for its Electronics, Music, Pictures and Other segments and to develop and implement successful sales and distribution strategies in its Music and Pictures segments in light of the Internet and other technological developments; (vi) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); and (vii) the success of Sony’s joint ventures and alliances. Risks and uncertainties also include the impact of any future events with material unforeseen impacts.

Investor Relations Contacts:

Tokyo	New York	London
Yukio Ozawa	Yas Hasegawa/Masaaki Konoo	Chris Hohman/Shinji Tomita
Kumiko Koyama
+81-(0)3-5448-2180	+1-212-833-6722	+44-(0)20-7444-9713

Home Page: www.sony.net/IR/

9

Business Segment Information (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2002	2003	Change	2003
Electronics
Customers	¥1,077,699	¥1,154,936	+7.2%	$10,405
Intersegment	150,330	55,694		502

Total	1,228,029	1,210,630	-1.4	10,907
Game
Customers	245,997	155,752	-36.7	1,403
Intersegment	4,394	5,534		50

Total	250,391	161,286	-35.6	1,453
Music
Customers	116,909	109,117	-6.7	983
Intersegment	22,179	17,537		158

Total	139,088	126,654	-8.9	1,141
Pictures
Customers	185,569	187,410	+1.0	1,688
Intersegment	0	0		0

Total	185,569	187,410	+1.0	1,688
Financial Services
Customers	120,999	147,785	+22.1	1,331
Intersegment	7,046	6,629		60

Total	128,045	154,414	+20.6	1,391
Other
Customers	42,557	42,019	-1.3	379
Intersegment	32,579	38,849		350

Total	75,136	80,868	+7.6	729
Elimination	(216,528)	(124,243)	—	(1,120)

Consolidated total	¥1,789,730	¥1,797,019	+0.4%	$16,189

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2002	2003	Change	2003
Electronics	¥26,252	¥35,761	+36.2%	$322
Game	24,785	2,184	-91.2	20
Music	(5,641)	256	—	2
Pictures	9,901	(4,620)	—	(41)
Financial Services	5,709	11,256	+97.2	101
Other	(5,841)	(5,096)	—	(46)

Total	55,165	39,741	-28.0	358
Corporate and elimination	(4,644)	(6,527)	—	(59)

Consolidated total	¥50,521	¥33,214	-34.3%	$299

Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. In the Network Application and Contents Service Sector (“NACS”), expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with these realignments, results for the previous year have been reclassified to conform to the presentation for the current year.

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2002	2003	Change	2003
Electronics
Customers	¥2,204,419	¥2,202,268	-0.1%	$19,840
Intersegment	242,488	108,196		975

Total	2,446,907	2,310,464	-5.6	20,815
Game
Customers	395,532	276,084	-30.2	2,487
Intersegment	8,038	10,448		94

Total	403,570	286,532	-29.0	2,581
Music
Customers	228,080	210,406	-7.7	1,896
Intersegment	39,323	33,248		299

Total	267,403	243,654	-8.9	2,195
Pictures
Customers	359,198	338,541	-5.8	3,050
Intersegment	0	0		0

Total	359,198	338,541	-5.8	3,050
Financial Services
Customers	242,890	290,754	+19.7	2,620
Intersegment	13,865	13,307		119

Total	256,755	304,061	+18.4	2,739
Other
Customers	81,417	82,746	+1.6	745
Intersegment	61,247	73,799		665

Total	142,664	156,545	+9.7	1,410
Elimination	(364,961)	(238,998)	—	(2,152)

Consolidated total	¥3,511,536	¥3,400,799	-3.2%	$30,638

Electronics intersegment amounts primarily consist of transactions with the Game business.

Music intersegment amounts primarily consist of transactions with Game and Pictures businesses.

Other intersegment amounts primarily consist of transactions with the Electronics business.

Operating income (loss)	2002	2003	Change	2003
Electronics	¥75,378	¥48,566	-35.6%	$438
Game	27,358	3,945	-85.6	35
Music	(15,591)	(5,734)	—	(52)
Pictures	19,167	(7,017)	—	(63)
Financial Services	16,537	25,303	+53.0	228
Other	(11,815)	(1,104)	—	(10)

Total	111,034	63,959	-42.4	576
Corporate and elimination	(8,643)	(14,073)	—	(127)

Consolidated total	¥102,391	¥49,886	-51.3%	$449

Commencing with the first quarter ended June 30, 2003, Sony has partly realigned its business segment configuration. In the Network Application and Contents Service Sector (“NACS”), expenses incurred in connection with the creation of a network platform business have been transferred out of the Other segment and reclassified as unallocated corporate expenses, because the expected future benefits of this business will be spread across the Sony Group. In accordance with these realignments, results for the previous year have been reclassified to conform to the presentation for the current year.

Electronics Sales and Operating Revenue to Customers by Product Category

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2002	2003	Change	2003
Audio	¥171,917	¥159,467	-7.2%	$1,437
Video	214,408	216,521	+1.0	1,951
Televisions	212,830	214,034	+0.6	1,928
Information and Communications	184,197	206,346	+12.0	1,859
Semiconductors	51,059	64,559	+26.4	582
Components	127,488	158,636	+24.4	1,429
Other	115,800	135,373	+16.9	1,219

Total	¥1,077,699	¥1,154,936	+7.2%	$10,405

	Six months ended September 30
Sales and operating revenue	2002	2003	Change	2003
Audio	¥333,397	¥301,694	-9.5%	$2,718
Video	433,421	441,507	+1.9	3,977
Televisions	432,467	399,550	-7.6	3,599
Information and Communications	405,705	394,487	-2.8	3,554
Semiconductors	99,413	117,614	+18.3	1,060
Components	254,038	294,478	+15.9	2,653
Other	245,978	252,938	+2.8	2,279

Total	¥2,204,419	¥2,202,268	-0.1%	$19,840

The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information on pages F-1 and F-2. The Electronics segment is managed as a single operating segment by Sony’s management. However, Sony believes that the information in this table is useful to investors in understanding the sales contributions of the products in this business segment. In addition, commencing with the first quarter ended June 30, 2003, Sony has partly realigned its product category configuration in the Electronics segment. Accordingly, results of the previous year have been reclassified as follows:

Main Product	Previous Product Category		New Product Category
Set-top box	“Televisions”	→	“Video”
Computer display	“Information and Communications”	→	“Televisions”
LCD television	“Information and Communications”	→	“Televisions”
CRT	“Components”	→	“Televisions”

Geographic Segment Information (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2002	2003	Change	2003
Japan	¥495,870	¥536,588	+8.2%	$4,834
United States	615,611	517,994	-15.9	4,666
Europe	365,708	377,410	+3.2	3,400
Other Areas	312,541	365,027	+16.8	3,289

Total	¥1,789,730	¥1,797,019	+0.4%	$16,189

	Six months ended September 30
Sales and operating revenue	2002	2003	Change	2003
Japan	¥999,004	¥1,047,857	+4.9%	$9,440
United States	1,173,825	977,723	-16.7	8,808
Europe	711,435	724,208	+1.8	6,525
Other Areas	627,272	651,011	+3.8	5,865

Total	¥3,511,536	¥3,400,799	-3.2%	$30,638

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Consolidated Statements of Income (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share amounts)

	Three months ended September 30
	2002	2003	Change	2003
Sales and operating revenue:			%
Net sales	¥1,657,050	¥1,637,706		$14,754
Financial service revenue	120,999	147,785		1,331
Other operating revenue	11,681	11,528		104

	1,789,730	1,797,019	+0.4	16,189
Costs and expenses:
Cost of sales	1,194,772	1,209,126		10,893
Selling, general and administrative	418,321	413,483		3,725
Financial service expenses	115,295	132,474		1,193
Loss on sale, disposal or impairment of assets, net	10,821	8,722		79

	1,739,209	1,763,805		15,890
Operating income	50,521	33,214	-34.3	299
Other income:
Interest and dividends	2,883	3,903		35
Royalty income	11,376	10,802		97
Foreign exchange gain, net	—	2,065		19
Gain on sale of securities investments, net	3,509	2,870		26
Other	9,676	7,443		67

	27,444	27,083		244
Other expenses:
Interest	6,560	7,319		66
Loss on devaluation of securities investments	4,681	1,139		10
Foreign exchange loss, net	6,326	—		—
Other	11,578	7,780		70

	29,145	16,238		146

Income before income taxes	48,820	44,059	-9.8	397
Income taxes	(14,926)	10,301		93

Income before minority interest, equity in net gain (loss) of affiliated companies and cumulative effect of an accounting change	63,746	33,758	-47.0	304
Minority interest in income of consolidated subsidiaries	8,350	1,627		15
Equity in net gain (loss) of affiliated companies	(11,345)	2,912		27

Income before cumulative effect of an accounting change	44,051	35,043	-20.4	316
Cumulative effect of an accounting change (2003: Net of income taxes of ¥0 million)	—	(2,117)		(19)

Net income	¥44,051	¥32,926	-25.3	$297

Per share data:
Common stock
Income before cumulative effect of accounting changes
— Basic	¥47.89	¥37.99	-20.7	$0.34
— Diluted	44.70	35.60	-20.4	0.32
Net income
— Basic	47.89	35.69	-25.5	0.32
— Diluted	44.70	33.48	-25.1	0.30
Subsidiary tracking stock
Net income (loss)
— Basic	19.47	(9.99)	—	(0.09)

Consolidated Statements of Income (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share amounts)

	Six months ended September 30
	2002	2003	Change	2003
Sales and operating revenue:			%
Net sales	¥3,246,208	¥3,086,928		$27,810
Financial service revenue	242,890	290,754		2,620
Other operating revenue	22,438	23,117		208

	3,511,536	3,400,799	-3.2	30,638
Costs and expenses:
Cost of sales	2,331,021	2,268,278		20,435
Selling, general and administrative	835,719	817,788		7,368
Financial service expenses	226,201	261,500		2,356
Loss on sale, disposal or impairment of assets, net	16,204	3,347		30

	3,409,145	3,350,913		30,189
Operating income	102,391	49,886	-51.3	449
Other income:
Interest and dividends	6,821	10,031		90
Royalty income	16,665	18,184		164
Foreign exchange gain, net	—	1,193		10
Gain on sale of securities investments, net	71,875	11,396		103
Other	16,663	20,294		183

	112,024	61,098		550
Other expenses:
Interest	13,390	13,474		121
Loss on devaluation of securities investments	16,205	1,639		15
Foreign exchange loss, net	648	—		—
Other	18,709	16,041		144

	48,952	31,154		280

Income before income taxes	165,463	79,830	-51.8	719
Income taxes	38,707	35,685		321

Income before minority interest, equity in net gain (loss) of affiliated companies and cumulative effect of an accounting change	126,756	44,145	-65.2	398
Minority interest in income of consolidated subsidiaries	5,743	1,166		11
Equity in net gain (loss) of affiliated companies	(19,781)	(6,815)		(61)

Income before cumulative effect of an accounting change	101,232	36,164	-64.3	326
Cumulative effect of an accounting change (2003: Net of income taxes of ¥0 million)	—	(2,117)		(19)

Net income	¥101,232	¥34,047	-66.4	$307

Per share data:
Common stock
Income before cumulative effect of accounting changes
—Basic	¥110.12	¥39.26	-64.3	$0.35
—Diluted	102.60	37.33	-63.6	0.34
Net income
—Basic	110.12	36.97	-66.4	0.33
—Diluted	102.60	35.22	-65.7	0.32
Subsidiary tracking stock
Net income (loss)
—Basic	26.77	(17.96)	—	(0.16)

Additional Paid-in Capital and Retained Earnings (Unaudited)

The following information shows changes in additional paid-in capital for the six months ended September 30, 2002 and 2003 and change in retained earnings for the six months ended September 30, 2002 and 2003.

Sony discloses this supplemental information in accordance with disclosure requirements of the Japanese Securities and Exchange Law, to which Sony, as a Japanese public company, is subject.

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2002	2003	2003
Additional Paid-in Capital:
Balance, beginning of year	¥968,223	¥984,196	$8,867
Conversion of convertible bonds	118	3,984	36
Exchange offerings	—	5,409	49
Reissuance of treasury stock	12	(409)	(4)

Balance as of September 30	968,353	993,180	8,948

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2002	2003	2003
Retained earnings:
Balance, beginning of year	¥1,209,262	¥1,301,740	$11,727
Net income	101,232	34,047	307
Cash dividends	(11,497)	(11,578)	(105)
Common stock issue costs, net of tax	(4)	(28)	0

Balance as of September 30	1,298,993	1,324,181	11,929

Consolidated Balance Sheets (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	September 30 2002	March 31 2003	September 30 2003	September 30 2003
ASSETS
Current assets:
Cash and cash equivalents	¥643,037	¥713,058	¥638,037	$5,748
Time deposits	5,713	3,689	7,307	66
Marketable securities	168,318	241,520	264,997	2,387
Notes and accounts receivable, trade	1,325,130	1,117,889	1,178,387	10,616
Allowance for doubtful accounts and sales returns	(110,734)	(110,494)	(94,081)	(847)
Inventories	812,724	625,727	798,448	7,193
Deferred income taxes	142,383	143,999	132,105	1,190
Prepaid expenses and other current assets	546,928	418,826	559,220	5,038

	3,533,499	3,154,214	3,484,420	31,391
Film costs	286,321	287,778	280,535	2,527
Investments and advances:
Affiliated companies	81,435	111,510	78,511	707
Securities investments and other	1,659,247	1,882,613	2,129,524	19,185

	1,740,682	1,994,123	2,208,035	19,892
Property, plant and equipment:
Land	192,333	188,365	195,996	1,766
Buildings	875,551	872,228	950,570	8,564
Machinery and equipment	2,131,273	2,054,219	2,070,117	18,650
Construction in progress	58,000	60,383	70,764	637
Less—Accumulated depreciation	(1,919,220)	(1,896,845)	(1,929,498)	(17,383)

	1,337,937	1,278,350	1,357,949	12,234
Other assets:
Intangibles, net	259,105	258,624	251,525	2,266
Goodwill	297,388	290,127	288,805	2,602
Deferred insurance acquisition costs	320,631	327,869	335,762	3,025
Deferred income taxes	184,795	328,091	237,444	2,139
Other	454,673	451,369	460,386	4,148

	1,516,592	1,656,080	1,573,922	14,180

	¥8,415,031	¥8,370,545	¥8,904,861	$80,224

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥43,038	¥124,360	¥240,279	$2,165
Current portion of long-term debt	223,269	34,385	41,823	377
Notes and accounts payable, trade	878,012	697,385	961,122	8,659
Accounts payable, other and accrued expenses	867,575	864,188	812,872	7,323
Accrued income and other taxes	112,027	109,199	92,483	833
Deposits from customers in the banking business	177,551	248,721	319,301	2,876
Other	355,633	356,810	365,779	3,295

	2,657,105	2,435,048	2,833,659	25,528
Long-term liabilities:
Long-term debt	823,295	807,439	877,297	7,904
Accrued pension and severance costs	307,932	496,174	518,940	4,675
Deferred income taxes	164,715	159,079	79,588	717
Future insurance policy benefits and other	1,796,587	1,914,410	2,050,004	18,469
Other	266,580	255,478	253,665	2,285

	3,359,109	3,632,580	3,779,494	34,050
Minority interest in consolidated subsidiaries	37,672	22,022	19,219	173
Stockholders’ equity:
Capital stock	476,224	476,278	480,262	4,327
Additional paid-in capital	968,353	984,196	993,180	8,948
Retained earnings	1,298,993	1,301,740	1,324,181	11,929
Accumulated other comprehensive income	(374,618)	(471,978)	(517,012)	(4,658)
Treasury stock, at cost	(7,807)	(9,341)	(8,122)	(73)

	2,361,145	2,280,895	2,272,489	20,473

	¥8,415,031	¥8,370,545	¥8,904,861	$80,224

Consolidated Statements of Cash Flows (Unaudited)

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2002	2003	2003
Cash flows from operating activities:
Net income	¥101,232	¥34,047	$307
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization, including amortization of deferred insurance acquisition costs	166,968	171,701	1,547
Amortization of film costs	138,676	134,955	1,216
Accrual for pension and severance costs, less payments	10,390	25,462	229
Loss on sale, disposal or impairment of long-lived assets, net	16,204	3,347	30
Gain on sales of securities investments, net	(71,875)	(11,396)	(103)
Deferred income taxes	(34,109)	11,079	100
Equity in net losses of affiliated companies, net of dividends	20,293	7,661	69
Cumulative effect of accounting change	—	2,117	19
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(24,953)	(114,906)	(1,035)
Increase in inventories	(150,766)	(192,568)	(1,735)
Increase in film costs	(137,025)	(139,596)	(1,258)
Increase in notes and accounts payable, trade	120,541	271,137	2,443
Increase (decrease) in accrued income and other taxes	13,687	(13,148)	(118)
Increase in future insurance policy benefits and other	116,169	135,594	1,222
Increase in deferred insurance acquisition costs	(32,118)	(32,046)	(289)
Increase in other current assets	(67,553)	(161,025)	(1,451)
Increase (decrease) in other current liabilities	31,720	(4,326)	(39)
Other	34,541	12,676	114

Net cash provided by operating activities	252,022	140,765	1,268

Cash flows from investing activities:
Payments for purchases of fixed assets	(136,351)	(199,503)	(1,797)
Proceeds from sales of fixed assets	21,646	22,413	202
Payments for investments and advances by financial service business	(455,384)	(586,618)	(5,285)
Payments for investments and advances (other than financial service business)	(44,759)	(22,380)	(202)
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances by financial service business	235,155	391,239	3,525
Proceeds from sales of securities investments, maturities of marketable securities and collections of advances (other than financial service business)	129,409	18,339	165
Increase in time deposits	(857)	(3,902)	(35)
Cash assumed upon acquisition by stock exchange offering	—	3,634	33

Net cash used in investing activities	(251,141)	(376,778)	(3,394)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	8,654	2,326	21
Payments of long-term debt	(22,775)	(6,426)	(58)
Increase (decrease) in short-term borrowings	(55,987)	111,355	1,003
Increase in deposits from customers in the banking business	70,984	70,369	634
Dividends paid	(11,560)	(11,552)	(104)
Other	(10,956)	13,316	120

Net cash provided by (used in) financing activities	(21,640)	179,388	1,616

Effect of exchange rate changes on cash and cash equivalents	(20,004)	(18,396)	(166)

Net decrease in cash and cash equivalents	(40,763)	(75,021)	(676)
Cash and cash equivalents at beginning of the year	683,800	713,058	6,424

Cash and cash equivalents at end of the second quarter	¥643,037	¥638,037	$5,748

(Notes)

1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥111 = U.S.$1, the approximate Tokyo foreign exchange market rate as of September 30, 2003.

2.	As of September 30, 2003, Sony had 1,038 consolidated subsidiaries. It has applied the equity accounting method in respect to 73 affiliated companies.

3.	Sony calculates and presents per share data separately for Sony’s common stock and for the subsidiary tracking stock which is linked to the economic value of Sony Communication Network Corporation, based on Statement of Financial Accounting Standards (“FAS”) No.128, “Earnings per Share”. The holders of the tracking stock have the right to participate in earnings, together with Common stock holders. Accordingly, Sony calculates per share data by the “two-class” method based on FAS No.128. Under this method, basic net income per share for each class of stock is calculated based on the earnings allocated to each class of stock for the applicable period, divided by the weighted-average number of outstanding shares in each class during the applicable period. The earnings allocated to the subsidiary tracking stock are determined based on the subsidiary tracking stock holders’ economic interest in the targeted subsidiary’s earnings available for dividends or change in accumulated losses that do not include those of the targeted subsidiary’s subsidiaries. The earnings allocated to common stock are calculated by subtracting the earnings allocated to the subsidiary tracking stock from Sony’s net income for the period.

Weighted-average shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average shares for the three months and six months ended September 30, 2002 and 2003 mainly resulted from convertible bonds. In accordance with FAS No. 128, the computation of diluted net income per share for the three months and six months ended September 30, 2003 uses the same weighted-average shares used for the computation of diluted income before cumulative effect of accounting changes per share, and reflects the effect of the assumed conversion of convertible bonds.

Weighted-average shares	(Thousands of shares)
	Three months ended September 30
	2002	2003
Income before cumulative effect of accounting changes and net income
— Basic	918,534	923,326
— Diluted	997,504	1,000,749

Weighted-average shares	(Thousands of shares)
	Six months ended September 30
	2002	2003
Income before cumulative effect of accounting changes and net income
— Basic	918,525	922,537
— Diluted	997,539	1,000,507

Weighted-average shares used for computation of earnings per share of the subsidiary tracking stock for the three months and six months ended September 30, 2002 and 2003 are 3,072 thousand shares. There were no potentially dilutive securities or options granted for EPS of the subsidiary tracking stock.

4.	Sony’s comprehensive income is comprised of net income and other comprehensive income. Other comprehensive income includes changes in unrealized gains or losses on securities, unrealized gains or losses on derivative instruments, minimum pension liabilities adjustments and foreign currency translation adjustments. Net income, other comprehensive income (loss) and comprehensive income (loss) for the three months and six months ended September 30, 2002 and 2003 were as follows:

(Millions of yen, millions of U.S. dollars)

	Three months ended September 30			Six months ended September 30
	2002	2003	2003	2002	2003	2003
Net income	¥44,051	¥32,926	$297	¥101,232	¥34,047	$307
Other comprehensive income (loss) :
Unrealized gains (losses) on securities	(13,423)	12,863	115	(7,429)	29,881	269
Unrealized gains (losses) on derivative instruments	(2,637)	5,548	50	(2,348)	6,194	56
Minimum pension liabilities adjustments	—	1,234	11	—	(2,984)	(27)
Foreign currency translation adjustments	32,277	(105,806)	(953)	(89,248)	(78,125)	(704)

	16,217	(86,161)	(777)	(99,025)	(45,034)	(406)

Comprehensive income (loss)	¥60,268	¥(53,235)	$(480)	¥2,207	¥(10,987)	$(99)

5.	On April 1, 2002, Sony adopted FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” FAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. FAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and modifies the accounting and disclosure rules for discontinued operations. The adoption of the provision of FAS No. 144 did not have a material impact on Sony’s results of operations and financial position for the year ended March 31, 2003.

6.	In April 2002, the Financial Accounting Standards Board (“FASB”) issued FAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others, effective for fiscal years beginning or transactions occurring after May 15, 2002, with early adoption encouraged. Sony elected early adoption of this statement retroactive to April 1, 2002. The adoption of this statement did not have an impact on Sony’s results of operations and financial position.

7.	In June 2002, the FASB issued FAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” FAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. FAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. Sony adopted FAS No. 146 on January 1, 2003. The adoption of this statement did not have a material effect on Sony’s results of operations and financial position.

8.	In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.” The interpretation elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligations it assumes under the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The initial recognition and initial measurement provisions of FIN No. 45 did not have a material effect on Sony’s results of operations and financial position as at and for the year ended March 31, 2003.

9.	In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of FASB Statement No. 123.” FAS No. 148 amends FAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. FAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Sony adopted the disclosure-only requirements in accordance with FAS No. 148 for the year ended March 31, 2003. Sony has accounted for its employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and, therefore, the adoption of the provisions of FAS No. 148 did not have an impact on Sony’s results of operations and financial position.

10.	Effective with the first quarter ended June 30, 2003, “(Gain) loss on sale, disposal or impairment of assets, net” which was previously included in “Selling, general and administrative” is disclosed separately in “Costs and expenses”. Such amounts for the three months and six months ended September 30, 2002 have been reclassified to conform to the presentation for this year.

11.	Adoption of New Accounting Standards

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51.” This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). FIN No. 46 is effective immediately for all new VIEs created or acquired after January 31, 2003. Sony has not entered into any new arrangements with VIEs on or after February 1, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be adopted by the end of the third quarter of the year ending March 31, 2004, with early adoption from the second quarter encouraged. For VIEs acquired prior to February 1, 2003, any difference between the net amount added to the balance sheet and the amount of any previously recognized interest in the VIE will be recognized as a cumulative effect of an accounting change. For VIEs created or acquired prior to February 1, 2003, Sony adopted FIN No. 46 on July 1, 2003. As a result of the adoption of FIN No. 46, Sony recognized ¥2,117 million ($19 million) of loss as the cumulative effect of accounting change, Sony’s assets and liabilities increased by ¥96,776 million ($872 million) and ¥97,950 million ($882 million), respectively.

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued FAS No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Sony adopted FAS No. 143 on April 1, 2003. The adoption of FAS No. 143 did not have a material impact on Sony’s results of operations and financial position.

Multiple Element Revenue Arrangements

In November 2002, the FASB issued Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. Sony adopted EITF Issue No. 00-21 on July 1, 2003. The adoption of EITF Issue No. 00-21 did not have a material impact on Sony’s results of operations and financial position.

Derivative Instruments and Hedging Activities

In April 2003, the FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under FAS No. 133. Sony adopted FAS No. 149 on July 1, 2003. The adoption of FAS No. 149 did not have an impact on Sony’s results of operations and financial position.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued FAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” FAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Sony adopted FAS No. 150 during the first quarter of the year ending March 31, 2004. The adoption of FAS No. 150 did not have an impact on Sony’s results of operations and financial position.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2002	2003	Change	2003
Capital expenditures (additions to property, plant and equipment)	¥67,022	¥90,016	34.3%	$811
Depreciation and amortization expenses*	83,650	87,424	4.5	788
(Depreciation expenses for tangible assets)	(67,781)	(70,120)	(3.5)	(632)
R&D expenses	108,290	136,191	25.8	1,227

	Six months ended September 30
	2002	2003	Change	2003
Capital expenditures (additions to property, plant and equipment)	¥127,694	¥171,033	33.9%	$1,541
Depreciation and amortization expenses*	166,968	171,701	2.8	1,547
(Depreciation expenses for tangible assets)	(134,832)	(135,756)	(0.7)	(1,223)
R&D expenses	206,185	250,355	21.4	2,255

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Condensed Financial Services Financial Statements (Unaudited)

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules shows unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.

Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Statements of Income

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Financial Services	2002	2003	Change	2003
			%
Financial service revenue	¥128,045	¥154,414	20.6	$1,391
Financial service expenses	122,336	143,158	17.0	1,290

Operating income	5,709	11,256	97.2	101
Other income (expenses), net	(1,862)	(102)	—	(1)

Income before income taxes	3,847	11,154	189.9	100
Income taxes and other	2,365	2,808	18.7	25

Net income	¥1,482	¥8,346	463.2	$75

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sony without Financial Services	2002	2003	Change	2003
			%
Net sales and operating revenue	¥1,670,975	¥1,651,008	-1.2	$14,874
Costs and expenses	1,625,945	1,629,016	0.2	14,676

Operating income	45,030	21,992	-51.2	198
Other income (expenses), net	(57)	20,304	—	183

Income before income taxes	44,973	42,296	-6.0	381
Income taxes and other	2,667	6,222	133.3	56

Income before cumulative effect of an accounting change	42,306	36,074	-14.7	325
Cumulative effect of an accounting change	—	(2,117)		(19)

Net income	¥42,306	¥33,957	-19.7	$306

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Consolidated	2002	2003	Change	2003
			%
Financial service revenue	¥120,999	¥147,785	22.1	$1,331
Net sales and operating revenue	1,668,731	1,649,234	-1.2	14,858

	1,789,730	1,797,019	0.4	16,189
Costs and expenses	1,739,209	1,763,805	1.4	15,890

Operating income	50,521	33,214	-34.3	299
Other income (expenses), net	(1,701)	10,845	—	98

Income before income taxes	48,820	44,059	-9.8	397
Income taxes and other	4,769	9,016	89.1	81

Income before cumulative of an accounting change	44,051	35,043	-20.4	316
Cumulative effect of an accounting change	—	(2,117)		(19)

Net income	¥44,051	¥32,926	-25.3	$297

Condensed Statements of Income

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2002	2003	Change	2003
			%
Financial service revenue	¥256,755	¥304,061	18.4	$2,739
Financial service expenses	240,218	278,758	16.0	2,511

Operating income	16,537	25,303	53.0	228
Other income (expenses), net	(2,359)	(88)	—	(1)

Income before income taxes	14,178	25,215	77.8	227
Income taxes and other	7,010	9,866	40.7	89

Net income	¥7,168	¥15,349	114.1	$138

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2002	2003	Change	2003
			%
Net sales and operating revenue	¥3,273,086	¥3,113,826	-4.9	$28,052
Costs and expenses	3,186,815	3,088,978	-3.1	27,828

Operating income	86,271	24,848	-71.2	224
Other income (expenses), net	70,014	39,159	-44.1	353

Income before income taxes	156,285	64,007	-59.0	577
Income taxes and other	57,666	33,910	-41.2	306

Income before cumulative effect of an accounting change	98,619	30,097	-69.5	271
Cumulative effect of an accounting change	—	(2,117)		(19)

Net income	¥98,619	¥27,980	-71.6	$252

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2002	2003	Change	2003
			%
Financial service revenue	¥242,890	¥290,754	19.7	$2,620
Net sales and operating revenue	3,268,646	3,110,045	-4.9	28,018

	3,511,536	3,400,799	-3.2	30,638
Costs and expenses	3,409,145	3,350,913	-1.7	30,189

Operating income	102,391	49,886	-51.3	449
Other income (expenses), net	63,072	29,944	-52.5	270

Income before income taxes	165,463	79,830	-51.8	719
Income taxes and other	64,231	43,666	-32.0	393

Income before cumulative effect of an accounting change	101,232	36,164	-64.3	326
Cumulative effect of an accounting change	—	(2,117)		(19)

Net income	¥101,232	¥34,047	-66.4	$307

Condensed Balance Sheets

	(Millions of yen, millions of U.S. dollars)
Financial Services	September 30 2002	March 31 2003	September 30 2003	September 30 2003
ASSETS
Current assets:
Cash and cash equivalents	¥283,843	¥274,543	¥286,054	$2,577
Marketable securities	163,936	236,621	260,098	2,343
Notes and accounts receivable, trade	66,726	68,188	68,380	616
Other	134,555	105,593	107,698	970

	649,060	684,945	722,230	6,506
Investments and advances	1,509,866	1,731,415	1,941,130	17,488
Property, plant and equipment	41,469	45,990	40,603	366
Other assets:
Deferred insurance acquisition costs	320,631	327,869	335,762	3,025
Other	115,788	106,900	106,974	964

	436,419	434,769	442,736	3,989

	¥2,636,814	¥2,897,119	¥3,146,699	$28,349

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥25,484	¥72,753	¥77,222	$696
Notes and accounts payable, trade	5,067	5,417	6,752	61
Deposits from customers in the banking business	177,551	248,721	319,301	2,876
Other	69,852	88,986	90,494	816

	277,954	415,877	493,769	4,449
Long-term liabilities:
Long-term debt	140,912	140,908	138,622	1,249
Accrued pension and severance costs	8,339	8,737	9,671	87
Future insurance policy benefits and other	1,796,587	1,914,410	2,050,004	18,469
Other	103,886	104,421	112,968	1,017

	2,049,724	2,168,476	2,311,265	20,822
Stockholders’ equity	309,136	312,766	341,665	3,078

	¥2,636,814	¥2,897,119	¥3,146,699	$28,349

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	September 30 2002	March 31 2003	September 30 2003	September 30 2003
ASSETS
Current assets:
Cash and cash equivalents	¥359,194	¥438,515	¥351,983	$3,171
Marketable securities	4,383	4,898	4,899	44
Notes and accounts receivable, trade	1,151,250	943,073	1,019,412	9,184
Other	1,390,451	1,117,454	1,415,405	12,752

	2,905,278	2,503,940	2,791,699	25,151
Film costs	286,321	287,778	280,535	2,527
Investments and advances	351,079	383,004	387,175	3,488
Investments in Financial Services, at cost	166,905	166,905	176,905	1,594
Property, plant and equipment	1,296,468	1,232,359	1,317,345	11,868
Other assets	1,115,448	1,251,810	1,241,671	11,186

	¥6,121,499	¥5,825,796	¥6,195,330	$55,814

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥256,623	¥126,687	¥234,975	$2,117
Notes and accounts payable, trade	874,795	693,589	956,592	8,618
Other	1,268,521	1,245,578	1,190,519	10,725

	2,399,939	2,065,854	2,382,086	21,460
Long-term liabilities:
Long-term debt	803,084	802,911	873,750	7,872
Accrued pension and severance costs	299,594	487,437	509,269	4,588
Other	359,895	310,136	300,875	2,710

	1,462,573	1,600,484	1,683,894	15,170
Minority interest in consolidated subsidiaries	31,538	16,288	13,590	123
Stockholders’ equity	2,227,449	2,143,170	2,115,760	19,061

	¥6,121,499	¥5,825,796	¥6,195,330	$55,814

	(Millions of yen, millions of U.S. dollars)
Consolidated	September 30 2002	March 31 2003	September 30 2003	September 30 2003
ASSETS
Current assets:
Cash and cash equivalents	¥643,037	¥713,058	¥638,037	$5,748
Marketable securities	168,318	241,520	264,997	2,387
Notes and accounts receivable, trade	1,214,396	1,007,395	1,084,306	9,769
Other	1,507,748	1,192,241	1,497,080	13,487

	3,533,499	3,154,214	3,484,420	31,391
Film costs	286,321	287,778	280,535	2,527
Investments and advances	1,740,682	1,994,123	2,208,035	19,892
Property, plant and equipment	1,337,937	1,278,350	1,357,949	12,234
Other assets:
Deferred insurance acquisition costs	320,631	327,869	335,762	3,025
Other	1,195,961	1,328,211	1,238,160	11,155

	1,516,592	1,656,080	1,573,922	14,180

	¥8,415,031	¥8,370,545	¥8,904,861	$80,224

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	¥266,307	¥158,745	¥282,102	$2,541
Notes and accounts payable, trade	878,012	697,385	961,122	8,659
Deposits from customers in the banking business	177,551	248,721	319,301	2,876
Other	1,335,235	1,330,197	1,271,134	11,452

	2,657,105	2,435,048	2,833,659	25,528
Long-term liabilities:
Long-term debt	823,295	807,439	877,297	7,904
Accrued pension and severance costs	307,932	496,174	518,940	4,675
Future insurance policy benefits and other	1,796,587	1,914,410	2,050,004	18,469
Other	431,295	414,557	333,253	3,002

	3,359,109	3,632,580	3,779,494	34,050
Minority interest in consolidated subsidiaries	37,672	22,022	19,219	173
Stockholders’ equity	2,361,145	2,280,895	2,272,489	20,473

	¥8,415,031	¥8,370,545	¥8,904,861	$80,224

Condensed Statements of Cash Flows	(Millions of yen, millions of U.S. dollars) Six months ended September 30
Financial Services	2002	2003	2003
Net cash provided by operating activities	¥157,739	¥149,975	$1,351
Net cash used in investing activities	(229,542)	(213,128)	(1,920)
Net cash provided by financing activities	28,411	74,664	673

Net increase (decrease) in cash and cash equivalents	(43,392)	11,511	104
Cash and cash equivalents at beginning of the year	327,235	274,543	2,473

Cash and cash equivalents at end of the second quarter	¥283,843	¥286,054	$2,577

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2002	2003	2003
Net cash provided by operating activities	¥99,519	¥307	$3
Net cash used in investing activities	(4,709)	(162,656)	(1,466)
Net cash provided by (used in) financing activities	(72,177)	94,213	849

Effect of exchange rate changes on cash and cash equivalents	(20,004)	(18,396)	(166)

Net increase (decrease) in cash and cash equivalents	2,629	(86,532)	(780)
Cash and cash equivalents at beginning of the year	356,565	438,515	3,951

Cash and cash equivalents at end of the second quarter	¥359,194	¥351,983	$3,171

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2002	2003	2003
Net cash provided by operating activities	¥252,022	¥140,765	$1,268
Net cash used in investing activities	(251,141)	(376,778)	(3,394)
Net cash provided by (used in) financing activities	(21,640)	179,388	1,616

Effect of exchange rate changes on cash and cash equivalents	(20,004)	(18,396)	(166)

Net decrease in cash and cash equivalents	(40,763)	(75,021)	(676)
Cash and cash equivalents at beginning of the year	683,800	713,058	6,424

Cash and cash equivalents at end of the second quarter	¥643,037	¥638,037	$5,748

SONY

News & Information	6-7-35 Kita-shinagawa Shinagawa-ku Tokyo, 141-0001 Japan

No.03-43E	Subsidiary Tracking Stock
2003/10/23	Sony Communication Network Corporation
13:00	Financial Results for the Second Quarter and	So-net
the Six-month Period ended September 30, 2003

Sony Communication Network Corporation (hereinafter, the “SCN Group”), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the second quarter ended September 30, 2003 (the period from July 1, 2003 to September 30, 2003) and the six-month period ended September 30, 2003 (the period from April 1, 2003 to September 30, 2003).

These results are based on the generally accepted accounting standards of Japan.

•	FY2003.2Q Results: Operating Loss Due to Increased Customer Acquisition Costs

During the quarter ended September 30, 2003, sales were 9,691 million yen. An operating loss of 187 million yen, an ordinary loss of 110 million yen, and a net loss of 155 million yen were recorded. For the six-month period, sales were 19,014 million yen. An operating loss of 463 million yen, an ordinary loss of 412 million yen, and a net loss of 384 million yen were recorded.

•	Broadband Subscribers Increase 53% to 490,000

Although the total number of So-net subscribers decreased 10,000 to 2.28 million compared with the year earlier period, the number of broadband subscribers totaled 490,000, an increase of 53% over the year earlier period.

•	Update to Fiscal Year 2003 Forecast: Net Loss Forecast Revised Positively

Regarding the Forecast of Consolidated Results for the year ending March 31, 2004, the forecast for net loss was revised from a net loss of 1,200 million yen to a net loss of only 600 million yen.

Consolidated Results for the three-months ended September 30, 2003
			(Millions of Yen)
	Three-months ended September 30
	2002	2003	Change (%)
Sales	9,719	9,691	(0.3)
Operating income (loss)	706	(187)	—
Ordinary income (loss)	591	(110)	—
Net income (loss)	155	(155)	—

Consolidated Results for the six-months ended September 30, 2003
			(Millions of Yen)
	Six-months ended September 30
	2002	2003	Change (%)
Sales	19,375	19,014	(1.9)
Operating income (loss)	896	(463)	—
Ordinary income (loss)	713	(412)	—
Net income (loss)	76	(384)	—

Summary of Consolidated Operations

During the three-month period ended September 30, 2003, in spite of the temporary slowing effect of cool summer weather, the Japanese economy began to recover at a generally mild pace with personal consumption and capital investment improving as stock prices increased.

In this economic situation, in the area of those Internet sectors that the SCN Group is involved with, the number of users, particularly of ADSL, increased, and the number of FTTH(Fiber to the home) users continued to rise steadily as well. As of the end of September, the number of dedicated-line broadband users passed 12 million. (Data according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.)

In this business environment, the SCN Group moved to continue to implement various free campaigns and price reductions for ADSL and FTTH. The SCN Group also expanded its selection of FTTH offerings and promoted customer upgrades from narrowband to broadband. The SCN Group also made efforts to develop content aimed at the broadband market.

Given these activities, although the number of broadband subscribers increased by 170,000 from the year earlier period, to 490,000, due to an intensification of competition for subscribers, the total number of So-net subscribers decreased 10,000 compared with the year earlier period, to 2.28 million.

As a result of these factors, as well as of the effects stemming from the expansion of various free campaigns, sales for the SCN Group for the quarter ended September 30, 2003 decreased 0.3% from the year earlier period, to 9,691 million yen.

Regarding profitability, the SCN Group worked to carry out structural improvements. For example, the SCN Group worked to improve efficiencies including decreasing communication line usage costs compared to the year earlier period through actions such as optimizing the number of access point ports. However, such actions did not completely offset the effects of price reductions and increased costs relating to customer acquisition and increased development costs for contents aimed at broadband. As a result, an operating loss of 187 million yen was recorded, compared with an operating profit of 706 million yen in the year earlier period.

In addition, thanks to business improvements in affiliated companies accounted for by the equity method, equity income of 2 million yen was recorded, compared with equity losses of 117 million yen in the year earlier period. As a result, an ordinary loss of 110 million yen was recorded, compared with an ordinary loss of 591 million yen in the year earlier period, and a net loss of 155 million yen was recorded, compared with net income of 155 million yen during the year earlier period.

Sales by Category

The three-months ended September 30, 2003

	Three-months ended September 30, 2002 (millions of yen)	Percentage of total (%)	Three-months ended September 30, 2003 (millions of yen)	Percentage of total (%)	Year-on- year change (%)
Operating revenue
Internet provider services	8,146	83.8	7,813	80.6	(4.1)

Internet-related services	1,339	13.8	1,670	17.2	24.7

Merchandise sales	233	2.4	207	2.2	(11.2)

Total	9,719	100.0	9,691	100.0	(0.3)

The six-months ended September 30, 2003

	Six-months ended September 30, 2002 (millions of yen)	Percentage of total (%)	Six-months ended September 30, 2003 (millions of yen)	Percentage of total (%)	Year-on- year change (%)
Operating revenue
Internet provider services	16,263	83.9	15,584	82.0	(4.2)

Internet-related services	2,490	12.9	3.022	15.9	21.4

Merchandise sales	622	3.2	408	2.1	(34.4)

Total	19,375	100.0	19,014	100.0	(1.9)

«Operating revenue»

ISP services

In this category, the SCN Group recognizes that the number of users is expanding primarily in the area of dedicated-line, broadband connections.

In order to respond to the needs of these subscribers, the SCN Group has lowered usage fees and expanded the access areas for ADSL and FTTH services. The SCN Group has also enriched its FTTH offerings, and along with implementing such promotions as a 3-month free campaign, the SCN Group has increased the number of broadband subscribers by offering upgrade incentives. However, the total number of So-net subscribers decreased 10,000 compared to the end of the year earlier period.

As a result, sales of ISP services for the quarter ended September 30, 2003 were 7,813 million yen, a decrease of 4.1% compared with the year earlier period. Such sales accounted for 80.6% of total sales. Impacting these sales were free campaign offerings and the flattening of subscriber numbers.

Internet-related services

In this category, the SCN Group strived to offer contents aimed at the spread of dedicated-line broadband, including program production of video contents such as the So-net Channel and So-net TV, as well as new offerings such as “Wonder Juke,” an online juke box, and the producing of “Mask of Love,” a broadband theater offering using a 360-degree camera. Also, “Keitai PostPet,” a mobile phone version of the e-mail pet software “PostPet,” saw an increase in registered users during the quarter under review.

As a result, sales in this category for the quarter ended September 30, 2003 were 1,670 million yen, an increase of 24.7% compared with the year earlier period. Sales in this category accounted for 17.2% of total sales.

«Merchandise sales»

In this category, although there were contributions from sales of “PostPet V.3” e-mail pet software, broadband AV routers, and goods connected with J-League related sites, sales were impacted by decreased sales of ADSL modems and PlayStation 2 broadband units. As a result, sales in this category for the quarter ended September 30, 2003 were 207 million yen, a decrease of 11.2% compared with the year earlier period. Such sales accounted for 2.2% of total sales.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

The SCN Group includes the following four consolidated subsidiaries: So-net Sports.com Corp., So-net M3 Inc., Skygate, Co., Ltd., and Drivegate Inc., and two affiliated companies accounted for by the equity method: Label Gate Co., Ltd. and DeNA Co., Ltd. Regarding Label Gate Co., Ltd., during the quarter under review, it was approved that Sony Music Entertainment (Japan) Inc. and the SCN Group would make capital injection into Label Gate Co., Ltd. and on October 1, 2003, the SCN Group’s share in Label Gate Co., Ltd. decreased resultantly.

Overall, during the quarter under review, equity income of 2 million yen was recorded compared with equity losses of 117 million yen in the year earlier period. Among these companies, DeNA Co., Ltd. generated profit with continuing to expand the number of goods it offers for auction.

Cash Flow

Cash and cash equivalents decreased 1,829 million yen from the end of the fiscal year ended March 31, 2003 to 1,555 million yen at September 30, 2003. During the six-month period under review, the SCN Group used 350 million yen of cash in operating activities, 879 million yen of cash in investing activities, and 600 million yen of cash in financing activities.

<Cash flow from operating activities>

During the six-month period ended September 30, 2003, regarding cash flows from operating activities, the SCN Group used 350 million yen, while during the six-month period ended September 30, 2002, the SCN Group generated 928 million yen. This was mainly due to the recording of net loss before income taxes of 441 million yen during the period under review, compared with net income before income taxes of 713 million yen in the year earlier period. Also, included in the net loss before income taxes during the period under review was depreciation of 389 million yen and amortization for goodwill of 156 million yen.

<Cash flow from investing activities>

During the six-month period ended September 30, 2003, regarding cash flows from investing activities, the SCN Group used 879 million yen, while during the six-month period ended September 30, 2002, the SCN Group used 387 million yen. Factors influencing cash flows from investing activities during the six-month period under review included outlays of 366 million yen for acquisition of intangible assets such as connection services and e-commerce related systems as well as homepage development, compared with outlays of 365 million yen in the year earlier period; outlays of 178 million yen for loans to affiliated companies, compared with 134 million yen in the year earlier period; and payments for long term prepaid expenses of 195 million yen.

<Cash flow from financing activities>

During the six-month period ended September 30, 2003, regarding cash flows from financing activities, the SCN Group used 600 million yen, while during the six-month period ended September 30, 2002, the SCN Group used 740 million yen. During the six-month period under review, this reflected the repayment of long-term debt to Sony Corp.

For inquiries, please contact:

Sony Corp., IR Department
7-35, Kita-Shinagawa 6-chome Shinagawa-ku, Tokyo 141	Tel:(03) 5448-2180
www.sony.co.jp/IR/

Sony Communication Network Corporation, PR/IR Section
7-35, Kita-Shinagawa 4-chome Shinagawa-ku, Tokyo 140	Tel:(03) 3446-7210
www.so-net.ne.jp/corporation/IR/

Condensed Consolidated Statements of Income (Unaudited)

For the three-months ended September 30, 2003

	(Millions of yen)
	Three-months ended September 30
	2002		2003		Change
Sales		9,719		9,691	(0.3%)
Cost of sales		5,563		6,071
Gross profit		4,156		3,621
Selling, general and administrative expenses		3,451		3,808
Operating income (loss)		706		(187)	—%
Non-operating income
Equity in net income of affiliated companies	—		2
Other	13	13	171	173
Non-operating expenses
Equity in net loss of affiliated companies	117		—
Other	11	128	96	96
Ordinary income (loss)		591		(110)	—%
Extraordinary gain
Gain on issuance of stock by equity investee		0		—
Extraordinary loss
Loss on revaluation of investments in other securities		—		28
Net income (loss) before income taxes		591		(138)	—%
Income tax current	368		96
Income tax deferred	59	427	(86)	10
Minority interest income		8		7
Net income (loss)		155		(155)	—%

For the six-months ended September 30, 2003

	(Millions of yen)
	Six-months ended September 30
	2002		2003		Change
Sales		19,375		19,014	(1.9%)
Cost of sales		11,260		11,842
Gross profit		8,114		7,172
Selling, general and administrative expenses		7,218		7,635
Operating income (loss)		896		(463)	—%
Non-operating income		43		207
Non-operating expenses
Equity in net loss of affiliated companies	205		18
Other	21	227	138	156
Ordinary income (loss)		713		(412)	—%
Extraordinary gain
Gain on issuance of stock by equity investee		0		—
Extraordinary loss
Loss on issuance of stock by equity investee	—		1
Loss on revaluation of investments in other securities	—	—	28	29
Net income (loss) before income taxes		713		(441)	—%
Income tax current	372		78
Income tax deferred	279	651	(149)	(71)
Minority interest income		—		14
Minority interest loss		14		—
Net income (loss)		76		(384)	—%

Condensed Consolidated Balance Sheets (Unaudited)

	(Millions of yen)
	September 30 2002	March 31 2003	September 30 2003
ASSETS
Current assets	9,094	8,594	7,232

Cash and bank deposit	384	517	519
Notes and account receivable, trade	4,044	3,803	3,866
Inventories	121	278	161
Deposits in parent company	4,057	—	—
Deposits in Sony group company	—	2,867	1,036
Other	515	1,176	1,691
Allowance for bad debt	(28)	(47)	(40)
Noncurrent assets	4,535	5,458	5,519

Property, plant and equipment	406	349	311

Furniture and fixtures	280	232	203
Other	127	116	108
Intangible assets	2,674	2,465	2,432

Software	1,118	1,141	1,290
Goodwill	1,259	1,104	948
Other	296	220	194
Investment and other assets	1,455	2,644	2,776

Investment in affiliates and others	756	1,618	1,660
Other	700	1,025	1,116

Total assets	13,629	14,051	12,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	5,439	5,880	4,929

Account payable, trade	2,098	2,428	2,454
Current portion of long-term borrowing from parent company	1,200	800	200
Accrued expense	1,180	1,889	1,461
Accrued income taxes	374	127	104
Accrued bonuses	225	217	216
Other	363	419	494
Long-term liabilities	275	94	119

Long-term borrowing from parent company	200	—	—
Accrued severance costs for employees	53	65	81
Accrued severance indemnities for directors	21	29	38
Total liabilities	5,714	5,974	5,048

Minority interest	(227)	33	47

Common stock	5,246	5,246	5,246
Additional paid-in capital	4,765	4,765	4,765
Retained earnings (accumulated losses)	(1,869)	(1,961)	(2,345)
Unrealized exchange gains (losses) on investment securities	2	(6)	(10)

Total stockholders’ equity	8,143	8,044	7,655

Total liabilities and stockholders’ equity	13,629	14,051	12,751

Consolidated Statements of Additional Paid-in Capital and Retained Earnings and Accumulated Losses (Unaudited)

		(millions of yen)
Item	Six-months ended September 30, 2002	Six-months ended September 30, 2003
Additional Paid-in Capital
Balance at beginning of fiscal year	4,765	4,765

Balance at the end of period	4,765	4,765

Retained Earnings (Accumulated Losses)
Balance at beginning of fiscal year	(1,945)	(1,961)
Increase
Net income	76	—
Decrease
Net loss	—	(384)

Balance at the end of period	(1,869)	(2,345)

Consolidated Statements of Cash Flow (Unaudited)

	(Millions of yen)
	Six-months ended September 30
	2002	2003
I. Cash flows from operating activities
Net income (loss) before income taxes	713	(441)
Depreciation and amortization	402	389
Amortization for goodwill	156	156
Equity in net losses of affiliated companies	205	18
Gain on issuances of stock by consolidated subsidiaries and equity investees	(0)	—
Loss on issuance of stock by equity investee	—	1
Loss on revaluation of investments in other securities	—	28
Decrease in accrued bonuses	(17)	(1)
Increase in accrued severance costs for employees	12	17
Increase in accrued severance indemnities for directors	5	8
Decrease in allowance for bad debt	(0)	(7)
Interest income	(2)	(2)
Interest expenses	4	2
Loss on disposal of tangible fixed assets	13	77
Loss on sales of tangible fixed assets	—	1
Gain on sales of tangible fixed assets	—	(0)
Increase in account receivable, trade	(57)	(64)
(Increase) decrease in inventories	(57)	118
Increase in other current assets	(61)	(85)
Increase in accounts payable, trade	130	26
Decrease in accrued expenses	(533)	(428)
Increase (decrease) in other current liabilities	147	(36)

Sub Total	1,059	(223)

Receipt of interest	2	2
Payments for interest	(4)	(2)
Payments for income taxes	(128)	(126)

Net cash provided by (used in) operating activities	928	(350)

II. Cash flows from investing activities
Payment for securities investment	(16)	(122)
Payment for acquisition of fixed assets	(29)	(20)
Proceeds from sales of fixed assets	6	0
Payment for acquisition of intangible assets	(365)	(366)
Proceeds from sales of intangible assets	20	0
Payment for deposits	—	(0)
Proceeds from deposits	101	1
Payments for long-term prepaid expenses	—	(195)
Net cash increase resulting from acquiring subsidiary	30	—
Payments for loan	(134)	(178)

Net cash used in investing activities	(387)	(879)

	(Millions of yen)
	Six-months ended September 30
	2002	2003
III. Cash flows from financing activities
Decrease in short-term borrowing	(140)	—
Payments of long-term debt	(600)	(600)

Net cash used in financing activities	(740)	(600)

IV. Effect of exchange rate difference on cash and cash equivalents	—	—
V. Increase (decrease) in cash and cash equivalents	(199)	(1,829)
VI. Cash and cash equivalents at beginning of year	4,641	3,384

VII. Cash and cash equivalents at end of the period	4,442	1,555

(Notes)

1.	Consolidated financial statements of the SCN Group are based on the standards conforming with the Generally Accepted Accounting Principles in Japan.
2.	While the cash previously deposited in Sony Corp. was recorded under “Deposit in parent company” on the Consolidated Balance Sheet, since the year ended March 31, 2003, it is shown under “Deposits in Sony group company” on the Consolidated Balance Sheet, as the cash is now deposited in Sony Global Treasury Services PLC. Also, both “Deposit in parent company” and “Deposits in Sony group company” appear under “Cash and cash equivalents” on the Consolidated Statement of Cash Flows.

(For reference)

(millions of yen)

	Three-months ended September 30, 2002	Three-months ended September 30, 2003	Change (%)
Increase in fixed assets	16	10	(38.9)
Increase in intangible assets	126	269	114.2
Depreciation of fixed assets	33	25	(24.2)
Amortization of intangible assets	156	148	(5.1)
R&D expenses	—	—	—

	Six-months ended September 30, 2002	Six-months ended September 30, 2003	Change (%)
Increase in fixed assets	23	20	(8.6)
Increase in intangible assets	313	483	54.2
Depreciation of fixed assets	65	49	(23.4)
Amortization of intangible assets	316	290	(8.1)
R&D expenses	—	—	—

Strategy and Outlook

During this fiscal year, the SCN Group is striving to enrich its basic connection services and value-added connection services aimed at the spread of dedicated-line broadband as well as its content offerings. The SCN Group is also working to strengthen is subsidiaries and related companies as well as its cooperation with the Sony Group.

During the second-half of the year ending March 31, 2004, the SCN Group plans to further push forward its activities of the first-half, including the expansion of broadband subscribers in particularly for FTTH, and the promotion of broadband service upgrades as the most important area of focus. At the same time, the SCN Group is working to offer users greater convenience and more efficient networks through the introduction of nationwide common access points.

Parent company policies regarding the conversion of tracking stock

At the present time, unless there are significant changes in the direction of the corporate strategy of the entire Sony Group or in the way that the SCN Group is defined within the Sony Group, or unless there are significant changes in a business environment which includes a variety of factors such as the growth of the SCN Group, there are no plans to carry out compulsory retirement or conversion into common stock three years after the issuance of the subsidiary tracking stock, that is to say, on June 20, 2004.

Consolidated Results Forecast (revised)

Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2004, the SCN Group announces the following changes to the net income forecast announced July 23, 2003.

The main reason for the change stems from the increase in capital of Label Gate Co., Ltd, which is accounted for by the equity method. Due to the resulting decrease in the shares held by the SCN Group, an extraordinary gain of approximately 0.6 billion yen is expected to be recorded during the third quarter ending December 31, 2003.

(Forecast as of October 23, 2003)

		(millions of yen)
Consolidated Results		Change from previous forecast
Sales	40,000	(+ 0.0%)
Operating income (loss)	(1,500)	(+ 0.0%)
Ordinary income (loss)	(1,700)	(+ 0.0%)
Net income (loss)	(600)	(+50.0%)

(Forecast as of July 23, 2003)

		(millions of yen)
Consolidated Results		Change from previous year
Sales	40,000	(+ 3.1%)
Operating income (loss)	(1,500)	—
Ordinary income (loss)	(1,700)	—
Net income (loss)	(1,200)	—

(For reference)

(Year ended March 31, 2003)

Consolidated Results		Change from previous year
Sales	38,795	+17.0%
Operating income (loss)	472	—
Ordinary income (loss)	96	—
Net income (loss)	(16)	—

Cautionary statement:

Statements made in this release with respect to Sony Corporation and Sony Communication Network’s (“SCN”) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

SONY

News & Information	Sony Corporation 6-7-35 Kitashinagawa, Shinagawa-ku Tokyo, 141-0001 Japan

No. 03-045E

October 23, 2003

Sony Corporation to Issue Stock Acquisition Rights

for the Purpose of Granting Stock Options

Sony Corporation (the “Corporation”) resolved at a meeting of its Board of Directors today to issue Common Stock Acquisition Rights for the purpose of granting stock options to directors, corporate executive officers and employees of the Corporation and its subsidiaries, and to issue Subsidiary Tracking Stock Acquisition Rights for the purpose of granting stock options to directors and employees of Sony Communication Network Corporation (“SCN”), pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan and to the approval of the Corporation’s 86th Ordinary General Meeting of Shareholders held on June 20, 2003.

The terms of the issue are as follows:

I.       Common Stock Acquisition Rights

1.	Expected date of issue:

November 14, 2003

2.	Aggregate number of Common Stock Acquisition Rights to be issued:

13,978

3.	Issue price of Common Stock Acquisition Rights:

No consideration shall be paid.

4.	Class and number of shares to be issued or transferred upon exercise of Common Stock Acquisition Rights:

1,397,800 shares of common stock of the Corporation.

The number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right is 100.

5.	Amount to be paid in per share to be issued or transferred upon exercise of Common Stock Acquisition Rights:

The amount to be paid in per share to be issued or transferred upon exercise of the Common Stock Acquisition Rights (the “Exercise Price”) shall be the average of closing prices of shares of common stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange, Inc. (the “Closing Price”) for ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of the Common Stock Acquisition Rights, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen; provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Common Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), (ii) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (iii) the Closing Price on the issue date of the Common Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price of (i), (ii) and (iii) above.

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6.	Period during which Common Stock Acquisition Rights may be exercised:

From and including November 14, 2004 to and including November 13, 2013. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7.	Conditions for exercise of Common Stock Acquisition Rights:

(1)	Each Common Stock Acquisition Right may not be exercised in part.

(2)	If share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the meeting of shareholders of the Corporation, a holder of the Common Stock Acquisition Rights may not exercise the Common Stock Acquisition Rights on and after the date of such share exchange or share transfer.

8.	Issue of certificates for Common Stock Acquisition Rights:

Certificates for Common Stock Acquisition Rights shall be issued only when a holder of the Common Stock Acquisition Rights requests the Corporation to issue such certificates of Common Stock Acquisition Rights.

9.	Portion of issue price of shares which will accounted for as stated capital in case shares are issued upon exercise of Common Stock Acquisition Rights:

The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen.

10.	Persons to whom Common Stock Acquisition Rights shall be allocated:

Directors, corporate executive officers and employees of the Corporation and its subsidiaries (total: 604)

II.     Subsidiary Tracking Stock Acquisition Rights

1.	Expected date of issue:

November 14, 2003

2.	Aggregate number of Subsidiary Tracking Stock Acquisition Rights to be issued:

455

3.	Issue price of Subsidiary Tracking Stock Acquisition Rights:

No consideration shall be paid.

4.	Class and number of shares to be issued or transferred upon exercise of Subsidiary Tracking Stock Acquisition Rights:

45,500 shares of subsidiary tracking stock of the Corporation.

The number of shares to be issued or transferred upon exercise of each Subsidiary Tracking Stock Acquisition Right is 100.

5.	Amount to be paid in per share for exercise of Subsidiary Tracking Stock Acquisition Rights:

The amount to be paid in per share to be issued or transferred upon exercise of the Subsidiary Tracking Stock Acquisition Rights (the “Exercise Price”) shall be the average of closing prices of shares of subsidiary tracking stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange, Inc. (the “Closing Price”) for ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of the Subsidiary Tracking Stock Acquisition Rights, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen; provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Subsidiary Tracking Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen) or (ii) the Closing Price on the issue date of the Subsidiary Tracking Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price of (i) and (ii) above.

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6.	Period during which Subsidiary Tracking Stock Acquisition Rights may be exercised:

From and including November 14, 2004 to and including November 13, 2013. If the last day of such period falls on a holiday of the Corporation, the immediately preceding business day shall be the last day of such period.

7.	Conditions for exercise of Subsidiary Tracking Stock Acquisition Rights:

(1)	Each Subsidiary Tracking Stock Acquisition Right may not be exercised in part.

(2)	If share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the meeting of shareholders of the Corporation, a holder of the Subsidiary Tracking Stock Acquisition Rights may not exercise the Subsidiary Tracking Stock Acquisition Rights on and after the date of such share exchange or share transfer.

8.	Issue of certificates for Subsidiary Tracking Stock Acquisition Rights:

Certificates for Subsidiary Tracking Stock Acquisition Rights shall be issued only when a holder of the Subsidiary Tracking Stock Acquisition Rights requests the Corporation to issue such certificates of Subsidiary Tracking Stock Acquisition Rights.

9.	Portion of issue price of shares which will accounted for as stated capital in case shares are issued upon exercise of Subsidiary Tracking Stock Acquisition Rights:

The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from such calculation shall be rounded up to the nearest yen.

10.	Persons to whom Tracking Stock Acquisition Rights shall be allocated:

Directors and employees of SCN (total: 7)

(Contact)

Sony Corporation

Corporate Communications

TEL: 03-5448-2200

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